

December 5, 2019

Aneliya Crawford, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

> **Re:** **Argo Group International Holdings, Ltd.**
> **PREC14A filed by Voce Catalyst Partners LP et al.**
> **Filed November 26, 2019**
> **File No. 001-15259**

Dear Ms. Crawford:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

Schedule 14A

General

1. Please paginate the filing.

Q&A Regarding This Consent Solicitation Statement

2. If true, please correct the answer to the third question to clarify that 10% of the voting share capital is the relevant threshold.

3. Please correct the answer to the final question.

Annex I

4. We note the lead-in paragraph to the table, and the fact that "Voce" is a defined term

encompassing all Participants. We also note the prior disclosure under "Information About the Participants." Please revise the disclosure to clarify which Participants own which shares and which Participants have effected which transactions. We also note that prior filings indicate a purchase of 20,432 Common Shares on January 2, 2019. Please revise the table accordingly or advise.

Form of Proxy

5. We note the disclosure that states, "In order for your consent and authorization to be valid, it must be dated and at least fields 1-4 must be filled in." Given the structure of the card, the reference to "at least" may be unclear. Please advise, or revise to clarify.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-8094 with any questions.

Sincerely,

/s/ David M. Plattner

David M. Plattner
Special Counsel
Office of Mergers and Acquisitions